SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-09064
CUSIP Number 82935Q 100

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:      March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sino Shipping Holdings Inc.
Full name of registrant

Former name if applicable

2L, Gaoyang Building, No. 815 Dong Da Ming Road
Address of principal executive office (Street and number)

Shanghai, China 200082
City, State and Zip Code

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Our report on Form 10-Q could not be filed within the prescribed time period due to delays associated with our auditor’s review of our interim financial statements for the fiscal quarter ended March 31, 2010.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Xinyu Zhang (Chief Executive Officer)	86-21-5161-5722
(Name)	(Area code)	(Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that we will report (a) revenue of $198,000 for the three months ended March 31, 2010 compared to $725,039 for the three months ended March 31, 2009, a decrease of $527,039 or 72.69%, (b) an operating loss of $303,775 for the three months ended March 31, 2010 compared to an operating loss of $348,322 for the three months ended March 31, 2009, an increase of $44,547 or 12.79%, and (c) a net loss of $304,112 for the three months ended March 31, 2010 compared to a net loss of $352,366 for the three months ended March 31, 2009, an increase of $44,547 or 12.79% . We believe these anticipated changes were primarily attributable to: (aa) the waiver of the time charter payments from January 2010 to March 2010 for the vessel Argios Spyridon due to the unemployment of the vessel during such months, (bb) the termination of the Heng Zhou charter agreement on June 1, 2009, (cc) the vessel Nan Jing was not in operation in January 2010 and revenue was not recognized in the first quarter for the voyage of the vessel Nan Jing that began in February 2010 because the vessel’s cargo was discharged in April 2010, (dd) the sale of the vessel Heng Zhou on July 18, 2009, (ee) write down of vessel components and write down of prepayment of vessel components.

      This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by our management. Words such as “believes,” “anticipates,” “expects,” “intends,” “may,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not guarantees of future performance. There are a number of factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements, including the risks described under “Risk Factors” in our Form 10-K for the year ended December 31, 2009, or in other documents which we file with the Securities and Exchange Commission. We assume no obligation to update or revise any forward-looking statements.

Sino Shipping Holdings Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2010	By:	/s/Xinyu Zhang
Name: Xinyu Zhang
Title: Chief Executive Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).